

SECURITIES AND EXCHANGE COMMISSION

05042059

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
MAY 02 2005
PROCESSING SECTION

SEC FILE NUMBER
8- 46418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INTERNATIONAL CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 CANAL STREET, 2ND FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JILL SUNG, CEO 212-285-4770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMETRIUS & COMPANY, L.L.C.
(Name – *if individual, state last, first, middle name*)

155 ROUTE 46 WEST (Address) WAYNE (City) NEW JERSEY (State) 07470 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 5-17-2005

AFFIRMATION

I, Jill Sung, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Abacus International Capital Corp. (Company) at December 31, 2004 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Jill Sung, Vice President

Sworn and subscribed to before me this 29 day of April, 2005.

WANG LEI
Notary Public, State of New York
No. 01WA6107696
Qualified in Kings County
Commission Expires Apr. 05, 2008



ABACUS INTERNATIONAL CAPITAL CORP.

SEC I.D. NO.8-46418

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2004

ABACUS INTERNATIONAL CAPITAL CORP.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2004



DEMETRIUS & COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Abacus International Capital Corp.

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. (a wholly owned subsidiary of Abacus Federal Savings Bank) as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus International Capital Corp. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation tot he basic financial statements taken as a whole.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

February 23, 2005
Wayne, New Jersey

Wayne Interchange Plaza II • 155 Route 46 West • Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 • Fax: 973-812-0750 • www.demetrius-llc.com

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	11,469
Clearing deposits, at market		131,503
Investments, at cost		3,300
Receivable from Parent		114,314
Furniture and fixtures, at cost, less accumulated depreciation of $1,270		195
Prepaid insurance and other assets		16,197
	$	276,978

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	705
Payable to clearance broker		17,403
		18,108
Stockholder's equity:		
Common stock - no par value 200 shares authorized, issued and outstanding		500
Additional paid-in-capital		494,375
Deficit		(236,005)
Total Stockholder's Equity		258,870
	$	276,978

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 61,262
Interest and dividends	890
	62,152
Expense:	
Employee compensation and benefits	64,021
Administrative expenses	21,000
Payroll taxes	5,464
Exchange and clearance fees	9,608
Insurance	14,180
Professional fees	3,500
Depreciation	479
Dues and subscriptions	2,550
Quotes	1,159
Other expenses	2,287
	124,248
Loss Before Income Tax	(62,096)
Income Tax Benefit	28,254
Net Loss	$ (33,842)

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	(Deficit)	Total
Balance, January 1, 2004	$ 500	$ 404,375	$ (202,163)	$ 202,712
Net Loss	-		(33,842)	(33,842)
Additions	-	90,000	-	90,000
Balance December 31, 2004	$ 500	$ 494,375	$ (236,005)	$ 258,870

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (33,842)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	479
Tax benefit	28,254
(Increase) decrease in operating assets:	
Deposits with clearing broker	(54,329)
Receivable from Parent	(13,715)
Prepaid assets	(3,358)
Increase (decrease) in operating liabilities:	
Accrued expenses	(11,206)
Due clearance broker	17,403
Net cash used by operating activities	(70,314)
Cash used by financing activities:	
Stockholder's contribution	61,746
Decrease in cash	(8,568)
Cash at beginning of year	20,037
Cash at end of year	$ 11,469
Supplemental cash flow disclosure:	
Expenses paid by Parent	$ 28,254

The accompanying notes are an integral part of the statements.

ABACUS INTERNATIONAL CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Abacus International Capital Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated on March 15, 1993 in the State of New York and maintains an office in New York City.

The Company is engaged in a single line of business as a securities broker-dealer, that comprises agency transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Pershing LLC pursuant to an agreement between the Company and Pershing. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c)of Regulation T of the Board of Governors of the Federal Reserve System, because Pershing, as defined by such rules, carries all customer accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on trade date. Customers' securities transactions are reported on settlement basis with related commission income and expenses reported on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are calculated and recognized as of the date of financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less then ninety days, and they are not held for sale in the ordinary course of business.

Depreciation

Depreciation is provided on a straight-line basis for financial reporting purposes and the modified accelerated cost recovery system for federal income tax purposes.

Financial Instruments

The carrying amount of cash, deposits with the clearing house, and accrued expenses approximates fair value due to the short maturity of these instruments.

New Authoritative Accounting Pronouncements

The Company does not anticipate the adoption of recently issued accounting pronouncements to have a significant effect on the Company's results of operations, financial position or cash flows.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent whereby the Parent incurs and pays all of the overhead and administrative costs. The amount of $21,000 was allocated to the Company in 2004. This amount was credited to paid-in capital, as the Parent does not request reimbursement.

ABACUS INTERNATIONAL CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 4 - CONTINGENCIES

The Company engages in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, unsettled customer transactions may expose the Company to off-balance risk in the event the customer is unable to fulfill his contractual obligation. And significant credit exposure may result in the event that the clearing broker is unable to fulfill its contractual obligation.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). This rule prohibits a firm from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rule, and when a firm's net capital falls below a required "minimum net capital", which limit is set within the rule. The Company is required to maintain minimum net capital of $5,000. As of December 31, 2004, the Company had net capital of $119,864.

NOTE 6 – INCOME TAXES (BENEFIT)

For the year ended December 31, 2004, the tax benefit is comprised of the following:

Current federal taxes	$ 17,437
Current state taxes	10,817
Total Benefit	$ 28,254

The Company is included in the Parent's consolidated tax return filing with the Internal Revenue Service and the combined filing with the New York State Department of Finance. Accordingly, the Company's share of the benefit is allocated to it.

ABACUS INTERNATIONAL CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Total ownership equity	$ 258,870
Deductions:	
Non-allowable assets:	
Receivable from Parent	114,314
Investment	3,300
Furniture and fixtures, net	195
Prepaid expenses	16,197
Fidelity bond deductible in excess of $5,000	5,000
Total non-allowable assets	139,006
Net capital before haircuts on securities positions	119,864
Haircuts on securities positions	-
Net capital	$ 119,864
Total aggregate indebtedness - accrued expense	$ 18,108
Minimum net capital required (6-2/3%)	$ 1,207
Minimum dollar net capital	$ 5,000
Excess net capital	$ 114,864
Excess net capital at 1000%	$ 118,053
Percentage of aggregate indebtedness to net capital	15%

The above computation does not differ materially from the December 31, 2004 calculation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of Abacus International Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Abacus International Capital Corp. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
February 23, 2005